FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
12-31-04

For the month of December 2004
Commission File Number 1-8320

Hitachi, Ltd.
(Translation of registrant's name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___×___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___×___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___×___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This report on Form 6-K contains the following:

1. Semi-Annual report for the year ended March 31, 2005 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date February 14, 2005

By T. Hatchoji

Takashi Hatchoji
Senior Vice President and Executive Officer

(English Summary)

Semi-Annual Report pursuant to Article 24-5.1 of the Securities and Exchange Law of Japan

For the first half of 136th business term (from April 1, 2004 to September 30, 2004)

Hitachi, Ltd.
Tokyo, Japan

Note: This is an English summary of the Semi-Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance on December 24, 2004 pursuant to the Securities and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.

Cautionary Statement

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends are used to assist readers in identifying these "forward-looking statements." Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the "forward-looking statements" and from historical trends. Certain "forward-looking statements" are based on current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on "forward-looking statements," as such statements speak only as of the date of this document.
Factors that could cause actual results to differ materially from those projected or implied in any "forward-looking statement" and from historical trends include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant revenues or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports; uncertainty as to Hitachi's access to, and ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies; uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.
The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi's periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Outline

1. Changes in Major Consolidated Subsidiaries

In April 2004, Casio Hitachi Mobile Communications Co., Ltd., which was incorporated jointly by Hitachi, Ltd. (the "Company") and CASIO COMPUTER CO., LTD. through corporate split. Accordingly, Casio Hitachi Mobile Communications Co., Ltd. is an equity-method affiliate.
In July 2004, the Company acquired shares of Guangzhou Hitachi Elevator CO., LTD. Accordingly, Guangzhou Hitachi Elevator CO., LTD., which had been an equity-method affiliate, became a consolidated subsidiary of the Company.

The total number of consolidated subsidiaries is 988 as of September 30, 2004.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of September 30, 2004)

Information & Telecommunication Systems	91,506
Electronic Devices	25,776
Power & Industrial Systems	79,890
Digital Media & Consumer Products	31,662
High Functional Materials & Components	55,357
Logistics, Services & Others	28,517
Financial Services	4,237
Corporate	3,201
Total	320,146

The number of employees of Hitachi, Ltd. was 35,097 as of September 30, 2004.

The Business

1. Operating Results

During the interim consolidated accounting period under review, the Japanese economy continued to recover gradually thanks to growth in exports plus solid consumer spending and private-sector plant and equipment investment. Overseas, the US and Asian economies continued strong, while the European economy recovered gradually.
Against this backdrop, the Hitachi Group (Hitachi, Ltd. and its consolidated subsidiaries and equity-method affiliates) made efforts to lower costs and improve productivity, focused plant and equipment investment on carefully selected growth sectors and reorganized operations to boost competitiveness. Revenues during the half-year period rose 7% year on year, to ¥4,329,935 million. Operating income rose 529%, to ¥127,332 million. Other income was down ¥75,534 million, to ¥36,400 million due primarily to a decline in net gain on securities. Other deductions decreased ¥13,939 million, to ¥27,731 million. As a result, income before income taxes and minority interests rose 50%, to ¥136,001 million. Net income rose 664%, to ¥41,158 million.

The results for the half-year are analyzed by industry segment in the following overview. Segment revenues figures include intersegment revenues.
In Information & Telecommunication Systems, while software for mainframes was sluggish, services, particularly for the financial sector and outsourcing services, posted good results. Hardware did well overall despite a poor showing by servers, thanks to solid results for hard disk drives, disk array subsystems and telecommunication equipment along with growth in ATM (automatic teller machine) business because of vigorous demand for the models for the new bills issued in Japan. Orders received by the Company's Information & Telecommunications Systems sector, the segment's mainstay, exceeded those of the same period a year earlier. Segment revenues rose 2% year on year, to ¥1,071,736 million. Operating income increased 436%, to ¥28,961 million.

In Electronic Devices, growth in LCDs was particularly good among large size models for increasingly popular flat screen TVs and medium and small displays for mobile phones. Semiconductors and LCDs related manufacturing equipment was also strong. Revenues advanced 14% year on year, to ¥692,078 million, and operating income increased 718%, to ¥30,056 million.

In Power & Industrial Systems, thermal, nuclear and other power generation equipment was sluggish. Railway vehicles and industrial equipment performed well because of rebounding demand for private-sector plant and equipment investment. The automotive products were also active. Construction machinery recorded higher revenues in overseas markets, especially Europe and North America. There was a decline in orders received by the segment's main division, the Company's Power & Industrial Systems, overall segment revenues nevertheless increased 4%, to ¥1,120,895 million, while operating income rose 27%, to ¥10,088 million.

In Digital Media & Consumer Products, plasma TVs and liquid crystal projectors advanced, while room air conditioners and washing machines both turned in solid performances. Optical storage products also sold well owing to the increased demand for products like recordable DVD drives. Revenues increased 10% year on year, to ¥646,112 million, and operating income increased ¥9,890 million, to ¥10,618 million.

In High Functional Materials & Components, electronics related products, most notably materials and components for LCDs and semiconductors, showed a strong performance. Automotive materials and components also turned in satisfactory results. The total of orders received by Hitachi Cable, Ltd., Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd., which form the core of the segment's business, increased 9% from the same period of the preceding year, to ¥363,735 million. Overall segment revenues increased 19%, to ¥740,423 million, and operating income increased 337%, to ¥40,328 million. These increases were partly attributable to the fact that an equity-method affiliate, which acquired permanent magnet and other businesses from Hitachi Metals, Ltd. through corporate split, became a consolidated subsidiary.

In Logistics, Services & Others, revenues remained substantially the same as the same period of the preceding year, at ¥610,317 million, despite a solid performance by the logistics business, owing largely to the transition of the semiconductor sales operations of overseas sales companies to an equity-method affiliate. Operating income increased ¥7,925 million, to ¥7,528 million.

In Financial Services, good results centering on the businesses involving financial services, such as leasing of industrial equipment, securitization and outsourcing, were posted. Revenues came to ¥270,778 million, an increase of 1 %, and operating income amounted to ¥9,988 million, an increase of 22%.

Results are analyzed by geographic segment in the following overview. Segment revenues figures include intersegment revenues.

In Japan, power generation equipment was lackluster but services in the Information & Telecommunications Systems segment and display business performed well, and, digital media products and electronic related materials and components achieved substantial advances. As a result, revenues rose 7% over the same period of the preceding year, to ¥3,611,005 million, and operating income increased 185%, to ¥106,160 million.

In Asia, HDDs posted higher revenues and a solid performance was showed by digital media products. Revenues increased 21%, to ¥723,805 million, and operating income improved ¥25,618 million, to ¥25,105 million.

In North America, liquid crystal projectors achieved improved results and the SAN/NAS storage solutions business was robust, but projection TVs and servers were stagnant. Revenues declined 1%, to ¥406,390 million, and operating income increased 340%, to ¥7,548 million.

In Europe, air conditioning equipment and LCDs for mobile phone rose. Digital media products also performed well overall. Revenues rose 19%, to ¥241,006 million, and operating income came to ¥7,858 million, an increase of 9%.

In Other Areas, segment revenues increased 28% from the same period of the preceding year, to ¥50,907 million. Operating income increased 62%, to ¥2,214 million.

2. Cash Flows

(Cash flows from operating activities)

Net income increased ¥35,774 million from the same period of the preceding fiscal year, to ¥41,158 million, due primarily to an improved operating income in all segments most notably Information & Telecommunications Systems, Electronic Devices and High Functional Materials & Components segment. While decrease in receivables increased ¥103,303 million, to ¥182,556 million due in part to Hitachi's efforts to upgrade fund utilization efficiency by shrinking receivables and to accelerate collection of accounts receivable by securitization of receivables, increase in inventories increased ¥83,210 million, to ¥189,797 million. Decrease in accrued income taxes came to ¥14,385 million due to the increase of tax amount paid. Cash flows from operating activities therefore decreased ¥66,914 million from the same period of the preceding fiscal year, to ¥157,679 million.

(Cash flows from investing activities)
While decrease in short-term investments came to ¥30,141 million, net investment related to fixed assets, calculated as the total of capital expenditures, purchase of assets to be leased, collection of investments in leases, and proceeds from disposal of rental assets and other property, amounted to ¥208,650 million, an increase of ¥76,359 million from the same period of the preceding fiscal year. This was mainly the result of an increase in purchase of assets to be leased due to firm demand. Purchase of investments and subsidiaries' common stock decreased ¥56,243 million, to ¥7,653 million, while proceeds from sale of investments and subsidiaries' common stock decreased ¥148,421 million, to ¥32,875 million, owing to the lack of any large sale comparable to that of NITTO DENKO CORPORATION included in the same period of the preceding fiscal year. As a result of these factors, net cash used in investing activities increased ¥43,611 million from the same period of the preceding fiscal year, to ¥200,790 million.

(Cash flows from financing activities)
Payments on long-term debt increased ¥87,012 million, to ¥422,349 million by the redemption of convertible debentures, and increase in short-term debt increased ¥127,337 million, to ¥32,225 million. Proceeds from long-term debt decreased ¥7,038 million, to ¥295,998 million, due in part to the restraint of new borrowings by using a surplus fund produced through efficient centralized cash management following on the preceding fiscal year. As a result of these factors, cash out flows from financing activities decreased ¥62,512 million from the same period of the preceding fiscal year, to ¥111,238 million.

As a result of the foregoing, cash and cash equivalents at the end of the half-year period under review amounted to ¥619,049 million, a decrease of ¥145,347 million from the end of the preceding fiscal year. So-called free cash flows, defined as the sum of cash flows from operating activities and cash flows from investing activities, decreased ¥110,525 million from the same period of the preceding fiscal year, to an outflow of ¥43,111 million.

3. Contracts, etc.

On May 25, 2004, the Company entered into a merger agreement with its equity-method affiliate, TOKICO LTD., and its wholly-owned subsidiary, Hitachi Unisia Automotive, Ltd. Pursuant to the agreement, the Company merged these two companies into itself on October 1, 2004.

4. Research and Development Expense (Consolidated basis)

(Millions of yen)

Industry Segment	First Half of Fiscal 2004
Information & Telecommunication Systems	83,438
Electronic Devices	23,016
Power & Industrial Systems	37,417
Digital Media & Consumer Products	15,504
High Functional Materials & Components	21,069
Logistics, Services & Others	7,579
Financial Services	1,149
Total	189,172

Capital Investment (Consolidated basis)

(Millions of yen)

Industry Segment	First Half of Fiscal 2004	Fiscal 2004 (Revised Forecast)
Information & Telecommunication Systems	50,946	102,000
Electronic Devices	21,464	48,000
Power & Industrial Systems	38,380	87,000
Digital Media & Consumer Products	20,954	39,000
High Functional Materials & Components	33,815	71,000
Logistics, Services & Others	14,281	28,000
Financial Services	302,173	592,000
Eliminations & Corporate items	(9,946)	(17,000)
Total	472,067	950,000

Information on the Company

1. Capital as of September 30, 2004 282,033 million yen

2. Outstanding Shares (Common Stock)

Number of outstanding shares as of September 30, 2004: 3,368,126,056 shares
Number of outstanding shares as of December 24, 2004: 3,368,126,056 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the Luxembourg, Frankfurt, Euronext Amsterdam, Euronext Paris and New York stock exchanges overseas.

3. Major Shareholders

(As of September 30, 2004)

	Name of Shareholders	Number of Shares	Percentage to Total Outstanding
1	NATS CUMCO	208,058,050	6.18%
2	The Master Trust Bank of Japan, Ltd.	195,965,000	5.82
3	Japan Trustee Services Bank, Ltd.	187,047,000	5.55
4	State Street Bank and Trust Company	152,665,510	4.53
5	The Chase Manhattan Bank, N.A. London	150,473,846	4.47
6	Nippon Life Insurance Company	102,596,960	3.05
7	Hitachi Employees' Shareholding Association	87,961,952	2.61
8	The Dai-Ichi Mutual Life Insurance Company	82,078,222	2.44
9	Hitachi, Ltd.	70,209,360	2.08
10	Trust & Custody Services Bank, Ltd.	61,471,000	1.83

*NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company's American Depositary Receipts (ADRs) holders.

4. Share Price

The following table sets forth the reported high and low revenues prices of the Company's common stock on the Tokyo Stock Exchange.

	Price Per Share of Common Stock (Yen)	
	High	Low
Monthly Information		
April 2004	850	765
May 2004	785	682
June 2004	767	704
July 2004	757	659
August 2004	699	627
September 2004	713	642

Financial Statements

The interim consolidated financial statements of Hitachi, Ltd. and its subsidiaries were included in the Form 6-K which was submitted to the SEC on January 7, 2005.